ALLGREEN PROPERTIES LIMITED

RECEIVED

2006 NOV 27 P 1:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE



06018734

File No. 82-4959

Date: - 6 NOV 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	ALLGREEN PROPERTIES LTD
Company Registration No.	198601009N
Announcement submitted on behalf of	ALLGREEN PROPERTIES LTD
Announcement is submitted with respect to *	ALLGREEN PROPERTIES LTD
Announcement is submitted by *	Ms Isoo Tan
Designation *	Company Secretary
Date & Time of Broadcast	06-Nov-2006 17:34:47
Announcement No.	00079

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	03-11-2006
2.	Name of Director *	Kuok Oon Kwong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	03-11-2006
2.	Name of Registered Holder	Kuok Oon Kwong
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	1868356
As a percentage of issued share capital	0.18 %
No. of Shares which are subject of this notice	268356
As a percentage of issued share capital	0.03 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1.81
No. of Shares held after the change	1600000
As a percentage of issued share capital	0.15 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1868356	157868
As a percentage of issued share capital	0.18 %	0.01 %
No. of shares held after the change	1600000	157868
As a percentage of issued share capital	0.15 %	0.01 %

Footnotes

Attachments: Total size = **0**
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ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: - 3 NOV 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully



ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS